CTO Realty Growth, Inc.

1140 N. Williamson Blvd., Suite 140

Daytona Beach, Florida 32114

April 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of CTO Realty Growth, Inc.
Registration Statement on Form S-3 (File No. 333-254970)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CTO Realty Growth, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on Monday, April 19, 2021 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Zachary A. Swartz at (804) 327-6324.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

CTO REALTY GROWTH, INC.

By:	/s/ Matthew M. Partridge
Name: Matthew M. Partridge
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Zachary A. Swartz, Vinson & Elkins L.L.P.

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